UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 19 July 2023

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 19 July 2023 — Sale of 20% of National Gas and new option

Exhibit 99.1

19 July 2023

National Grid plc ("National Grid")

Sale of 20% of National Gas and new minority interest option

National Grid has agreed to sell a further 20% equity interest (the "Further Interest") in its UK gas transmission and metering business ("National Gas") to the existing majority owners, a consortium of long-term infrastructure investors led by Macquarie Asset Management (the "Consortium").

The Further Interest is on equivalent financial terms to the original 60% transaction, which was completed in January 2023. Completion of the Further Interest is subject to a regulatory condition but subject to such clearance, National Grid expects that the sale will complete in the second half of calendar year 2023.

National Grid further confirms that it has entered into a new option agreement with the Consortium for the potential sale of the remaining 20% shareholding in National Gas (the "Remaining Interest"). The Consortium has the option, exercisable between 1 May 2024 and 31 July 2024, to acquire all or part of the Remaining Interest. If the option for the Remaining Interest is partially exercised by the Consortium, National Grid will have the right to put the remainder of its equity interest in National Gas to the Consortium, which can be exercised by National Grid between 1 December 2024 and 31 December 2024.

If one or both of these options are exercised, the consideration for the Remaining Interest is expected to be paid in cash to National Grid on equivalent financial terms to the original 60% transaction, subject to certain adjustments.

John Pettigrew, Chief Executive of National Grid, said: "We're pleased to reach the next milestone in this process, and we"ll continue to work closely with the Consortium."

Martin Bradley, European Head of Infrastructure for Macquarie Asset Management, said: "This additional investment underlines our commitment to National Gas and the critical role it plays in the UK's energy system. We have been working closely with the National Gas team since January as they have continued to meet the energy needs of millions of households and businesses. We are pleased to continue our strong relationship with National Grid, and aspire to acquire the Remaining Interest in due course."

Following completion of the sale of the Further Interest in National Gas, National Grid intends to use total proceeds of approximately £0.7 billion towards general corporate purposes including repayment of debt. For the purposes of Listing Rule 10.4, National Gas's gross assets as at 31 January 2023 were £6.4 billion. For the period 1 April 2021 to 31 March 2022, the National Gas group generated profit before tax of £320 million. The benefits expected to accrue to National Grid as a result of the new set of arrangements remain as set out in the original transaction announcement dated 27 March 2022.

The Further Interest and Remaining Interest transactions constitute a class 2 transaction for the purposes of the UK Financial Conduct Authority's Listing Rules and, as such, does not require National Grid shareholders' approval.

National Grid was advised by Barclays and Robey Warshaw, and Linklaters is acting as legal adviser.

Enquiries and contacts

Investors and Analyst:

Nick Ashworth +44 (0) 7814 355 590

Angela Broad +44 (0) 7825 351 918

James Flanagan +44 (0) 7970 778 952

Media:

Molly Neal +44 (0) 7583 102 727

Lyndsey Evans +44 (0) 7714 672 052

Barclays Bank PLC, acting

through its Investment Bank ("Barclays") +44 (0) 20 7623 2323

Financial Adviser and Corporate Broker

Alisdair Gayne

Iain Smedley

Neal West

Osman Akkaya

Vera Kaufmann

Robey Warshaw +44 (0) 20 7317 3900

Financial Adviser

Simon Robey

Philip Apostolides

About National Gas

National Gas owns and operates the regulated gas National Transmission System ("NTS") in Great Britain, and also owns a regulated gas metering business.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the current energy crisis, announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-T2 and RIIO-ED2 price controls and the creation of a future system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption (including any that result in safety and/or environmental events), the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the integration of its UK Electricity Distribution business, and the sale of a 60% stake in its UK Gas Transmission and Metering business. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 225 to 228 of National Grid's most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward _______________________
Sally Kenward Senior Assistant Company Secretary

Date: 19 July 2023